SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November, 2020

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated November 23, 2020 announcing results for the quarter ended September 30, 2020
●	Third quarter earnings call presentation

Ferroglobe Reports Results for the Third Quarter of 2020

Sales of $262.7 million; Net loss of $(46.8) million; Adjusted EBITDA of $22.2 million

●	Q3 sales of $262.7 million compared to $250.0 million in Q2 2020, and $381.7 million in Q3 2019
●	Adjusted EBITDA of $22.2 million compared to $22.4 million in Q2 2020 and $(7.2) million in Q3 2019
●	Q3 net loss of $(46.8) million compared to $(14.0) million in Q2 2020, and $(140.1) million in Q3 2019. Q3 net loss includes a property, plant and equipment impairment charge of $34.3 million
●	Gross debt of $442 million at the end of Q3 2020, compared to $451 million at the end of Q2 2020
●	Positive operating cash flow of $23.0 million partially offset by the senior unsecured notes coupon payment of $(16.4) million and partial ABL paydown of $(7.8) million
●	Successful refinancing of the prior accounts receivable securitization program on October 2, 2020 with the signing of a new factoring program, providing an improvement in financial terms and cash release at closing

LONDON, November 23, 2020 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced results for the third quarter of 2020.

Q3 2020 Earnings Highlights

In Q3 2020, Ferroglobe posted a net loss of $(46.8) million, or $(0.28) per share on a fully diluted basis. On an adjusted basis, the Q3 2020 net loss was $(9.3) million, or $(0.14) per share on a fully diluted basis.

Q3 2020 reported EBITDA was $(12.2) million, down from $22.1 million in the prior quarter. On an adjusted basis, Q3 2020 EBITDA was $22.2 million, down slightly from Q2 2020 adjusted EBITDA of  $22.4 million. The Company reported an adjusted EBITDA margin of 8.5% for Q3 2020, compared to an adjusted EBITDA margin of 9.0% for Q2 2020.

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
$,000 (unaudited)	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Sales	$262,673	$250,004	$381,745	$823,899	$1,238,615
Net (loss) profit	$(46,834)	$(14,035)	$(140,139)	$(109,927)	$(212,351)
Diluted EPS	$(0.28)	$(0.07)	$(0.83)	$(0.63)	$(1.23)
Adjusted net (loss) income attributable to the parent	$(9,332)	$(11,064)	$(16,084)	$(58,108)	$(60,200)
Adjusted diluted EPS	$(0.14)	$(0.07)	$(0.10)	$(0.35)	$(0.36)
Adjusted EBITDA	$22,231	$22,413	$(7,210)	$27,027	$1,152
Adjusted EBITDA margin	8.5%	9.0%	-1.9%	3.3%	0.1%

Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “The third quarter results are a confirmation of the swift actions we have been taking throughout the year to address the unpredictable circumstances created by COVID-19.  By aligning our cost structure with changes in market conditions this quarter’s financial performance remained stable.”  Dr. Levi added, “We continue to seek ways to bolster our agility in the face of the pandemic to ensure the company is well capitalized and positioned for a market recovery.  Our new strategic plan focuses on elements within our control and aims to improve our overall competitiveness.  During the quarter we made significant progress setting the foundation throughout the organization and have started on the execution of specific initiatives across various functional areas.”

Cash Flow and Balance Sheet

Cash generated from operations during Q3 2020 was $23.0 million, including $33 million in respect of the sale of CO2 emission rights.

Working capital increased by $33 million, from $321 million as of June 30, 2020 to $354 million at September 30, 2020. The increase is mainly driven by a reduction in accounts payable and strengthening of the Euro relative to the US Dollar.

Gross debt was $442 million as of September 30, 2020, down from $451 million as of June 30, 2020, primarily as a result of the senior unsecured notes coupon payment and partial ABL paydown, partially offset by COVID-19 funding supported by local governments in France and Canada.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “Given the challenging market backdrop and lingering uncertainty we remain focused on cash generation and preservation. We are making adjustments throughout the business to ensure a sustainable level of cash to support our operations and have managed this through a number of initiatives, including a successful refinancing of the prior accounts receivables securitization program. At the same time we continued to reduce our debt balance during the quarter.” Ms. García-Cos added, “The new strategic plan supports our focus on further cost reduction and improvement in cash conversion, while accelerating the Company’s return to profitability.”

COVID-19

Since January 2020, the COVID-19 pandemic has spread to various jurisdictions where the Company does business. The Company has been monitoring the evolving situation, and consequent emerging risk. Among other steps, the Company has implemented a coronavirus crisis management team, which has been meeting regularly to ensure the Company and its subsidiaries take appropriate action to protect all employees and ensure business continuity.

During the third quarter demand for our products was adversely impacted by COVID-19. It is difficult to forecast all the impacts of the COVID-19 pandemic, and such impacts might have a material adverse effect on our business, results of operations and financial condition. The Company is continuously evaluating how evolving customer demand and sales price evolution stand to affect the Company’s business and results in the next twelve months.

In connection with the preparation of our consolidated financial statements, we conducted an evaluation as to whether there were conditions and events, considered in the aggregate, which raise substantial doubt as to the Company’s ability to continue as a going concern in the one year period after the date of the issuance of these interim financial statements. For this interim financial statement, the evaluation was updated. Given the speed and frequency of continuously evolving developments with respect to this pandemic and the uncertainties this may bring for the Company and the demand for its products, it is difficult to forecast the level of trading activity and hence cash flow in the next twelve months. Developing a reliable estimate of the potential impact on the results of operations and cash flow at this time is difficult as markets and industries react to the pandemic and the measures implemented in response to it, but our downside scenario analysis supports an expectation that the Company will have cash headroom to continue to operate throughout the next twelve months.

Additionally, the indenture governing the senior unsecured notes includes provisions which, in the event of a change of control, would require the Company to offer to redeem the outstanding senior unsecured notes at a cash purchase price equal to 101% of the principal amount of the senior unsecured notes, plus any accrued and unpaid interest. Based on the provisions cited above, a change of control as defined in the indenture is unlikely to occur, but the matter it is not within the Company’s control. If a change of control were to occur, the Company may not have sufficient financial resources available to satisfy all of its obligations. Management is pursuing additional sources of financing to increase liquidity to fund operations.

Subsequent events

On October 2, 2020, the Company signed a factoring agreement, replacing the prior accounts receivables securitization program.  At closing, there was cash release of $19.7 million from restricted cash relating to a special purpose vehicle under prior securitizaiton program.

On November 1, 2020, the Company announced the appointment of Thomas Wiesner as Chief Legal Officer. Subsequently, Mr. Wiesner was also appointed as the Secretary to the Board of Directors.

On November 16, 2020, the Superior Court of Justice of Galicia dismissed FerroAtlántica’s claim of petition to separate the metallurgical plants of  Cee and Dumbria from the related hydroelectric power plants. According to applicable law, this judgment can be appealed before the Spanish Supreme Court.

Discussion of Third Quarter 2020 Results

The Company has concluded that there are indications for potential impairment of goodwill, property, plant and equipment and deferred tax assets. During the third quarter, the Company registered an impairment relating to the Niagara Falls facility as there are no plans to restart production. The Company is conducting, the rest of its impairment analysis and as such further material impairment relating to goodwill and/or the remaining property, plant and equipment and deferred tax assets could be identified and recorded subsequently.  The financial results presented for the third quarter and year to date as of September 30, 2020 are unaudited and may be subsequently adjusted for items including impairment of goodwill and/or property, plant and equipment.

Sales

Sales for Q3 2020 were $262.7 million, an increase of 5.1% compared to $250.0 million in Q2 2020. For Q3 2020, total shipments were up 3.5% and the average selling price was down 0.1% compared with Q2 2020.

	Quarter Ended	Quarter Ended		Quarter Ended		Nine Months Ended	Nine Months Ended
	September 30, 2020	June 30, 2020	Change	September 30, 2019	Change	September 30, 2020	September 30, 2019	Change
Shipments in metric tons:
Silicon Metal	51,215	47,884	7.0%	60,225	-15.0%	152,420	176,578	-13.7%
Silicon-based Alloys	42,449	39,479	7.5%	69,879	-39.3%	142,860	230,944	-38.1%
Manganese-based Alloys	53,980	55,290	-2.4%	93,996	-42.6%	182,995	297,221	-38.4%
Total shipments*	147,644	142,653	3.5%	224,100	-34.1%	478,275	704,743	-32.1%

Average selling price ($/MT):
Silicon Metal	$2,248	$2,215	1.5%	$2,175	3.3%	$2,225	$2,284	-2.6%
Silicon-based Alloys	$1,534	$1,537	-0.2%	$1,490	3.0%	$1,510	$1,582	-4.6%
Manganese-based Alloys	$1,009	$1,088	-7.2%	$1,140	-11.5%	$1,019	$1,167	-12.7%
Total*	$1,590	$1,591	-0.1%	$1,527	4.1%	$1,550	$1,583	-2.1%

Average selling price ($/lb.):
Silicon Metal	$1.02	$1.00	1.5%	$0.99	3.3%	$1.01	$1.04	-2.6%
Silicon-based Alloys	$0.70	$0.70	-0.2%	$0.68	3.0%	$0.68	$0.72	-4.6%
Manganese-based Alloys	$0.46	$0.49	-7.2%	$0.52	-11.5%	$0.46	$0.53	-12.7%
Total*	$0.72	$0.72	0.0%	$0.69	4.1%	$0.70	$0.72	-2.1%

* Excludes by-products and other

Sales Prices & Volumes By Product

During Q3 2020, total product average selling prices decreased by 0.1% versus Q2 2020. Q3 average selling prices of silicon metal increased 1.5%, silicon-based alloys prices decreased 0.2%, and manganese-based alloys prices decreased 7.2%.

Sales volumes in Q3 declined by 3.5% versus the prior quarter. Q3 sales volumes of silicon metal increased 7.0%, silicon-based alloys increased 7.5%, and manganese-based alloys decreased 2.4% versus Q2 2020.

Cost of Sales

Cost of sales was $166.2 million in Q3 2020, an increase from $153.3 million in the prior quarter. Cost of sales as a percentage of sales increased to 63.3% in Q3 2020 versus 61.3% for Q2 2020, the increase is mainly due to higher sales volume, lower sales prices, higher energy prices in Europe, lower fixed cost absorption due to decreased production levels and the negative impact of a planned plant shutdown in Spain.

Other Operating Expenses

Other operating expenses amounted to $26.9 million in Q3 2020, a decrease from $36.0 million in the prior quarter. This decrease is primarily attributable to a reduction in consultant fees, and removal of the financial liabilities registered in Photosil by $5 million.

Net Loss Attributable to the Parent

In Q3 2020, net loss attributable to the Parent was $47.3 million, or $(0.28) per diluted share, compared to a net loss attributable to the Parent of $12.1 million, or $(0.07) per diluted share in Q2 2020.

Adjusted EBITDA

In Q3 2020, adjusted EBITDA was $22.2 million, or 8.5% of sales, compared to adjusted EBITDA of $22.4 million, or 9.0% of sales in Q2 2020, primarily due to price stability and higher costs incurred in Q3 2020.

Conference Call

Ferroglobe management will review the third quarter during a conference call at 9:00 a.m. Eastern Time on November 24, 2020.

The dial-in number for participants in the United States is 877-293-5491 (conference ID 9939707). International callers should dial +1 914-495-8526 (conference ID 9939707). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/mmc/p/itnuz76f

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Gaurav Mehta
EVP – Investor Relations
Email:   investor.relations@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Sales	$262,673	$250,004	$381,745	$823,899	$1,238,615
Cost of sales	(166,231)	(153,291)	(277,692)	(562,882)	(899,492)
Other operating income	7,598	10,160	13,215	25,526	41,766
Staff costs	(56,329)	(48,912)	(72,536)	(160,338)	(221,651)
Other operating expense	(26,896)	(35,953)	(50,060)	(102,915)	(166,901)
Depreciation and amortization charges, operating allowances and write-downs	(26,524)	(27,459)	(29,591)	(82,651)	(90,165)
Impairment losses	(34,269)	—	(174,018)	(34,269)	(175,353)
Other gain (loss)	1,212	85	(3,774)	625	(3,896)
Operating (loss) profit	(38,766)	(5,365)	(212,711)	(93,005)	(277,077)
Net finance expense	(13,985)	(16,693)	(16,491)	(47,162)	(45,361)
Financial derivatives (loss) gain	—	—	2,913	3,168	3,882
Exchange differences	13,157	2,633	(5,083)	18,226	(1,482)
(Loss) profit before tax	(39,594)	(19,425)	(231,372)	(118,773)	(320,038)
Income tax benefit (expense)	(1,841)	5,390	14,322	14,245	27,422
(Loss) profit for the period from continuing operations	(41,435)	(14,035)	(217,050)	(104,528)	(292,616)
Profit for the period from discontinued operations	(5,399)	—	76,911	(5,399)	80,265
(Loss) profit for the period	(46,834)	(14,035)	(140,139)	(109,927)	(212,351)
Loss (profit) attributable to non-controlling interest	(450)	1,928	(385)	2,638	4,174
(Loss) profit attributable to the parent	$(47,284)	$(12,107)	$(140,524)	$(107,289)	$(208,177)

EBITDA	$(12,242)	$22,093	$(183,120)	$(10,354)	$(186,912)
Adjusted EBITDA	$22,231	$22,413	$(7,210)	$27,027	$1,152

Weighted average shares outstanding
Basic	169,261	169,254	169,123	169,261	169,123
Diluted	169,261	169,254	169,123	169,261	169,123

(Loss) profit per ordinary share
Basic	$(0.28)	$(0.07)	$(0.83)	$(0.63)	$(1.23)
Diluted	$(0.28)	$(0.07)	$(0.83)	$(0.63)	$(1.23)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	September 30,	June 30,	December 31,
	2020	2020	2019
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Other intangible assets	18,876	45,655	51,267
Property, plant and equipment	640,211	677,081	740,906
Other non-current financial assets	6,227	6,404	2,618
Deferred tax assets	50,939	43,102	59,551
Non-current receivables from related parties	2,343	2,240	2,247
Other non-current assets	4,960	4,228	1,597
Non-current restricted cash and cash equivalents	28,551	28,366	28,323
Total non-current assets	781,809	836,778	916,211
Current assets
Inventories	311,269	305,438	354,121
Trade and other receivables	179,432	172,036	309,064
Current receivables from related parties	3,055	2,955	2,955
Current income tax assets	11,264	12,151	27,930
Other current financial assets	2,360	4,791	5,544
Other current assets	18,199	22,602	23,676
Cash and cash equivalents *	118,874	124,876	94,852
Total current assets	644,453	644,849	818,142
Total assets	$1,426,262	$1,481,627	$1,734,353

EQUITY AND LIABILITIES
Equity	$483,488	$519,974	$602,297
Non-current liabilities
Deferred income	7,454	4,983	1,253
Provisions	84,779	81,659	84,852
Bank borrowings	31,958	92,552	144,388
Lease liabilities	12,655	13,512	16,972
Debt instruments	345,941	345,284	344,014
Other financial liabilities	32,554	33,316	43,157
Other non-current liabilities	16,678	25,785	25,906
Deferred tax liabilities	47,633	40,162	74,057
Total non-current liabilities	579,652	637,252	734,599
Current liabilities
Provisions	38,121	37,367	46,091
Bank borrowings	59,318	245	14,611
Lease liabilities	7,960	8,592	8,900
Debt instruments	2,697	10,994	10,937
Other financial liabilities	28,016	26,318	23,382
Payables to related parties	4,162	2,056	4,830
Trade and other payables	136,371	156,053	189,229
Current income tax liabilities	140	2,146	3,048
Other current liabilities	86,337	80,630	96,429
Liabilities associated with assets classified as held for sale	—	—	—
Total current liabilities	363,122	324,401	397,457
Total equity and liabilities	$1,426,262	$1,481,627	$1,734,353

*Cash and cash equivalents at September 30, 2020 includes the cash balance of the group’s European A/R securitization program of $41,016 ($38,961 and $38,778 at June 30, 2020 and December 31, 2019, respectively)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Quarter Ended	Quarter Ended	Quarter Ended *	Nine Months Ended	Nine Months Ended *
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cash flows from operating activities:
(Loss) profit for the period	$(46,834)	$(14,035)	$(140,139)	$(109,927)	$(212,351)
Adjustments to reconcile net (loss) profit to net cash used by operating activities:				—
Income tax (benefit) expense	1,841	(5,390)	(14,489)	(14,245)	(26,408)
Depreciation and amortization charges, operating allowances and write-downs	26,524	27,459	29,591	82,651	92,995
Net finance expense	13,985	16,693	20,893	47,162	51,794
Financial derivatives loss (gain)	—	—	(2,913)	(3,168)	(3,882)
Exchange differences	(13,157)	(2,633)	5,083	(18,226)	1,482
Impairment losses	34,269	—	174,018	34,269	175,353
Net loss (gain) due to changes in the value of asset	—			—
Bargain purchase gain	—	—	—	—	—
Gain on disposal of discontinued operation	5,399	—	(80,729)	5,399	(80,729)
Share-based compensation	323	704	1,015	1,749	3,280
Other adjustments	(8,774)	(85)	3,774	(8,188)	3,896
Changes in operating assets and liabilities				—
(Increase) decrease in inventories	3,725	(12,471)	5,953	42,831	(40,962)
(Increase) decrease in trade receivables	(4,731)	45,537	5,568	124,638	1,623
Increase (decrease) in trade payables	(20,359)	(4,875)	(10,693)	(50,738)	(12,035)
Other	31,410	(16,287)	(59,689)	3,525	(21,430)
Income taxes paid	(633)	3,522	(846)	13,009	(3,066)
Net cash provided (used) by operating activities	22,988	38,139	(63,603)	150,741	(70,440)
Cash flows from investing activities:
Interest and finance income received	278	85	626	617	1,502
Payments due to investments:				-
Acquisition of subsidiary	—	—	9,088	—	9,088
Other intangible assets	—	—	—	—	(184)
Property, plant and equipment	(8,734)	(5,056)	(6,269)	(18,396)	(26,845)
Other	—	—	—	—	(627)
Disposals:				—
Disposal of subsidiaries	—	—	171,058	—	171,058
Other non-current assets	46	—	—	46	—
Other	—	—	19	—	3,416
Net cash (used) provided by investing activities	(8,410)	(4,971)	174,522	(17,733)	157,408
Cash flows from financing activities:
Dividends paid	—	—	—	—	—
Payment for debt issuance costs	(608)	(279)	(2,093)	(2,463)	(2,798)
Repayment of hydro leases	—	—	(55,352)	—	(55,352)
Repayment of other financial liabilities	—	—	—	—	—
Increase/(decrease) in bank borrowings:				—
Borrowings	8,022	—	—	8,022	71,499
Payments	(7,800)	(20,680)	(21,038)	(73,360)	(60,101)
Proceeds from stock option exercises	—	—	—	—	—
Amounts paid due to leases	(2,463)	(2,418)	—	(7,342)	(22,268)
Other amounts received/(paid) due to financing activities	—	—	(9,324)	3,608	—
Payments to acquire or redeem own shares	—	—	—	—	—
Interest paid	(17,130)	(1,131)	(18,713)	(37,085)	(40,562)
Net cash (used) provided by financing activities	(19,979)	(24,508)	(106,520)	(108,620)	(109,582)
Total net cash flows for the period	(5,401)	8,660	4,399	24,388	(22,614)
Beginning balance of cash and cash equivalents	153,242	144,489	188,045	123,175	216,647
Exchange differences on cash and cash equivalents in foreign currencies	(416)	93	(4,401)	(138)	(5,990)
Ending balance of cash and cash equivalents	$147,425	$153,242	$188,043	$147,425	$188,043
Cash from continuing operations	118,874	124,876	177,154	118,874	177,154
Non-current restricted cash and cash equivalents	28,551	28,366	10,889	28,551	10,889
Cash and restricted cash in the statement of financial position	$147,425	$153,242	$188,043	$147,425	$188,043

* While in previous periods Ferroglobe presented interest paid as cash flows from operating activities, management deems interest paid as among activities that alter the borrowing structure of the Company and therefore most appropriately presented as among financing activities. This change allows for a more fair presentation of cash flow to users of the financial statements. Previous periods have been restated in order to show interest paid as net cash used in financing activities.

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
(Loss) profit attributable to the parent	$(47,284)	$(12,107)	$(140,524)	$(107,289)	$(208,177)
(Loss) profit for the period from discontinued operations	5,399	—	(76,911)	5,399	(80,265)
Loss (profit) attributable to non-controlling interest	450	(1,928)	385	(2,638)	(4,174)
Income tax (benefit) expense	1,841	(5,390)	(14,322)	(14,245)	(27,422)
Net finance expense	13,985	16,693	16,491	47,162	45,361
Financial derivatives loss (gain)	—	—	(2,913)	(3,168)	(3,882)
Exchange differences	(13,157)	(2,633)	5,083	(18,226)	1,482
Depreciation and amortization charges, operating allowances and write-downs	26,524	27,459	29,591	82,651	90,165
EBITDA	(12,242)	22,093	(183,120)	(10,354)	(186,912)
Impairment	34,269	—	174,008	34,269	174,008
Revaluation of biological assets	—	—	1,080	—	1,080
Contract termination costs	—	—	—	—	9,260
Restructuring and termination costs	—	—	—	—	2,894
Energy: France	—	(55)	—	70	—
Energy: South Africa	—	—	—	—	—
Staff Costs: South Africa	—	—	—	155	—
Other Idling Costs	204	375	—	2,887	—
(Loss)profit on disposal of non-core businesses	—	—	822	—	822
Adjusted EBITDA	$22,231	$22,413	$(7,210)	$27,027	$1,152

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
(Loss) profit attributable to the parent	$(47,284)	$(12,107)	$(140,524)	$(107,289)	$(208,177)
Tax rate adjustment	14,511	826	59,717	23,761	74,990
Impairment	23,303	—	118,325	23,303	118,325
Revaluation of biological assets	—	—	734	—	734
Contract termination costs	—	—	—	—	6,297
Restructuring and termination costs	—	—	—	—	1,968
Energy: France	—	(37)	—	48	—
Energy: South Africa	—	—	—	—	—
Staff Costs: South Africa	—	—	—	105	—
Other Idling Costs	139	255	—	1,963	—
(Loss) profit on disposal of non-core businesses	—	—	(54,337)	—	(54,337)
Adjusted (loss) profit attributable to the parent	$(9,332)	$(11,064)	$(16,084)	$(58,108)	$(60,200)

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Diluted (loss) profit per ordinary share	$(0.28)	$(0.07)	$(0.83)	$(0.63)	$(1.23)
Tax rate adjustment	—	0.00	0.35	0.14	0.44
Impairment	0.14	—	0.70	0.14	0.70
Revaluation of biological assets	—	—	0.00	—	0.00
Contract termination costs	—	—	—	—	0.04
Restructuring and termination costs	—	—	—	—	0.01
Energy: France	—	(0.00)	—	0.00	—
Energy: South Africa	—	—	—	—	—
Staff Costs: South Africa	—	—	—	0.00	—
Other Idling Costs	0.00	0.00	—	0.01	—
(Loss) profit on disposal of non-core businesses	—	—	(0.32)	—	(0.32)
Adjusted diluted (loss) profit per ordinary share	$(0.14)	$(0.07)	$(0.10)	$(0.35)	$(0.36)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2020
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Advancing Materials Innovation NASDAQ: GSM Third Quarter 2020

Forward-Looking Statements and non-IFRS Financial Metrics This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated November 23, 2020 accompanying this presentation, which is incorporated by reference herein.

Table of Contents Q3 2020 Business review Q3 2020 Financial review Update on strategic plan Appendix — Supplemental information

Q3 Opening Remarks Stable financial results despite continued uncertainty and challenges created by COVID-19 Sustainable level of cash to operate the business by continued focus on cost cutting and additional cash generation measures Execution of strategic plan underway — strong momentum across all areas of the organization

I. Q3 2020 Business review

Key highlights Q3-20 results: Sales of $262.7 million, compared to $250.0 million in Q2-20 and $381.7 million in Q3-19 Adjusted EBITDA of $22.2 million compared to $22.4 million in Q2-20 and ($7.2) million in Q3-19 Positive Operating Cash Flow of $23.0 million partially offset by the senior notes coupon payment of ($16.4) million and ABL repayment for ($8.0) million Net loss of ($46.8) million, compared to a net loss of ($14.0) million in Q2-20 and net loss of ($140.1) in Q3-19 Key drivers impacting quarterly results: Slightly higher volumes in Q3-20, despite the market decline triggered by COVID-19 Sale of CO2 emission rights totalling $33 million Property, plant and equipment impairment charge of $34.3 million Subsequent event: Successful refinancing of prior A/R securitization program on Oct. 2, 2020 (cash release of $19.7 million at closing) Working capital $354 million as of Sep. 30, 2020, an increase of $33 million, from the Jun. 30, 2020 balance of $321 million Gross debt decreased by ($9.0) million to $442 million due to the senior notes coupon payment and partial ABL repayment; offset by COVID-19 loans in Q3-20 and net debt reduced by ($3.2) million with a balance of $295 million as of Sep. 30, 2020 Cash balance of $147 million as of Sep. 30, 2020 1 Note: Unrestricted cash of $77.9 million, $41.0 million of the securitization program, and non-current restricted cash and cash equivalents of $28.6 million

Sequential quarters EBITDA evolution ($m) Commentary Product category snapshot ─ silicon metal Volume trends Pricing trends ($/mt) Averaged realized price up 1.5% primarily due to higher exposure to chemical grade end market Limited spot sale opportunities US index pricing flat, while European index pricing down 14% Volumes increased by 7%; signs of recovery in automotive end market in US and Europe Higher energy costs, partially offset with cost savings from key technical metrics program and better fixed cost absorption 93,364 62,269 54,084 60,225 63,113 53,321 47,884 51,215 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 3,100 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 US Index ($) EU Index ($) Ferroglobe Avg Price ($) 11.8 0.4 2.2 (0.2) 14.2 Q2-20 Volume Price Cost Q3-20

Product category snapshot: Silicon-based alloys Volume trends Pricing trends ($/mt) Sequential quarters EBITDA evolution ($m) Commentary Average realized price flat versus prior quarter – benefit from product mix (foundry) Sharp decline in the index price in the US and Europe, particularly in the first half of the quarter Volumes up 7.5% due to foundry sales driven by recovery in the automotive end market; steel end market demand relatively weak in Q3 Positive impact on volumes from product mix and commercial discipline Cost impacted by planned curtailments (Europe), technical difficulties during plant re-start (US) 81,197 81,801 79,264 69,879 64,485 60,932 39,479 42,449 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 950 1,050 1,150 1,250 1,350 1,450 1,550 1,650 1,750 1,850 1,950 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 FeSi US Index ($) Si Alloys FG Avg. Selling Price ($) FeSi EU Index ($) 6.0 2.6 (2.1) (8.4) (1.9) Q2-20 Volume Price Cost Q3-20

Product category snapshot: Manganese-based alloys Volume trends Pricing trends ($/mt) Sequential quarters EBITDA evolution ($m) Commentary Averaged realized prices declined by 7% relative to Q2 European index price for ferromanganese declined 14% while the index silicomanganese declined by 12% Q3 volumes down 2.4% — slowdown in overall steel demand; some blast furnaces restarting recently in Europe Cost benefit from lower production cost (FeMn), sales of CO2 credits and reversal of liability 147,445 103,669 99,555 93,996 95,235 73,724 55,290 53,980 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 910 1,110 1,310 1,510 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 FeMn EU HC 76% Mn EXW ($) SiMn EU 65% Mn DDP ($) Mn Alloys FG Avg. Selling Price ($) 7.9 (0.4) (4.1) 9.7 13.1 Q2-20 Volume Price Cost Q3-20

II. Q3 2020 Financial review

Income Statement 2020 ($’000): Q3-20 vs Q2-20 Sales improvement driven by volumes Cost of sales impacted by higher energy in Spain, partially offset by continued cost cutting at corporate and plant levels Q3 staff costs includes severance payments; Q2 reflects the reversal of 2019 incentive compensation accrual Impairment charge of $34.3 million relates to property, plant and equipment Gain on disposal of non-current assets and others include the gain on sale of the CO2 emission rights Consolidated Income Statement ($’000) Q3-20 Q2-20 vs Q Sales 262,673 250,004 5% Cost of sales (166,231) (153,291) 8% Other operating income 7,598 10,160 (25)% Staff costs (56,329) (48,912) 15% Other operating expenses (26,896) (35,953) (25)% Depreciation, amortization and allowances (26,524) (27,459) (3)% Operating loss before adjustments (5,709) (5,452) 5% Impairment losses (34,269) - - Gain on disposal of non-current assets & others 1,212 85 1326% Operating loss (38,766) (5,367) 622% Net finance expense (13,985) (16,693) (16)% FX differences 13,157 2,633 400% Loss before tax (39,594) (19,427) 104% Loss resulting from discontinued operations (5,399) - - Income tax (1,841) 5,390 (134)% Loss (46,834) (14,038) 234% Loss attributable to non-controlling interest (450) 1,928 (123)% Loss attributable to the parent (47,284) (12,110) 290% EBITDA (12,242) 22,093 (155)% Adjusted EBITDA 22,231 22,413 (1)% Adjusted EBITDA% 8% 9% (1)%

* Adjusted EBITDA bridge: Q2-20 to Q3-20 ($m) Positive pricing in chemical grade silicon metal and foundry products offset by manganese and ferrosilicon Volume benefits primarily attributable to silicon metal (+7%) and foundry product (+29%) Cost includes partial reversal of previously recorded liability Head office includes the reversal of the 2019 incentive compensation, offset by the termination of some liabilities relating to R&D project

Balance sheet summary Notes: Financial results are unaudited Gross debt excludes bank borrowings arising from consolidation of the A/R securitization at Sep. 30, 2019, Jun. 30, 2020 and Sep. 30, 2020 Capital is calculated as book equity plus net debt Cash and restricted cash includes the following as at the respective period ends: Sep. 30, 2019 – Unrestricted cash of $125.2 million, $9.1 million of the securitization program, and non-current restricted cash and cash equivalents of $53.4 million Jun. 30, 2020 – Unrestricted cash of $86 million, $38.9 million of the securitization program, and non-current restricted cash and cash equivalents of $28.3 million Sep. 20, 2020 – Unrestricted cash of $77.9 million, $41.0 million of the securitization program, and non-current restricted cash and cash equivalents of $28.6 million Balance sheet Q3-201 Q2-201 Q3-191 Cash and Restricted Cash4 ($m) 147.4 153.2 188.0 Total Assets ($m) 1,426.2 1,481.6 1,961.3 Gross Debt2 ($m) 442.3 451.4 556.3 Net Debt2 ($m) 294.9 298.1 368.3 Book Equity ($m) 483.5 519.9 664.2 Total Working Capital ($m) 354.3 321.4 578.7 Net Debt2 / Adjusted EBITDA 3.32x n.m 8.55x Net Debt2 / Total Assets 20.7% 20.1% 18.8% Net Debt / Capital3 37.9% 36.4% 35.7%

Quarterly cash flow statement ($’000) Free cash flow is defined as ‘Cash Flow From Operating Activities’ less ‘Payments for Capital Expenditure’ $33 million of cash from the sale of CO2 emission rights New COVID assistance loans by governments in France and Canada Bank payments relates to the coupon payment for the senior notes and partial pay down of the ABL Simplified Cash Flows $’000 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 EBITDA (183,120) (48,482) (20,204) 22,093 (12,242) Non cash items 179,224 2,048 1,392 620 25,818 Changes in Working capital (58,861) 86,203 98,307 11,904 10,045 Changes in Accounts Receivables 5,568 29,310 83,832 45,537 (4,731) Changes in Accounts Payable (10,693) (51,152) (25,504) (4,875) (20,359) Changes in Inventory 5,953 132,493 51,577 (12,471) 3,725 Securitization, CO2 sales and others (59,689) (24,448) (11,598) (16,287) 31,410 Less Cash Tax Payments (846) (523) 10,119 3,522 (633) Operating cash flow (63,603) 39,246 89,614 38,139 22,988 Cash-flow from Investing Activities 174,522 8,502 (4,352) (4,971) (8,410) Payments for Capital Expenditure (6,269) (5,600) (4,606) (5,056) (8,734) Changes in the scope of consolidation 180,146 (12,644) - - - Others 645 26,746 254 85 324 Cash-flow from Financing Activities (106,520) (114,423) (64,133) (24,508) (19,979) Bank Borrowings - 174,130 - - 5,034 Bank Payment (21,038) (269,400) (44,880) (20,680) (7,800) Other government loans - - - - 2,988 Other amounts paid due to financing activities (9,324) (4,363) 1,147 (2,418) (2,463) Repayment of hydro leases (55,352) - - - - Payment of debt issuance costs (2,093) (12,319) (1,576) (279) (608) Interest Paid (18,713) (2,471) (18,824) (1,131) (17,130) Net cash flow 4,399 (66,675) 21,129 8,660 (5,401) Total cash * (Beginning Bal.) 188,045 188,043 123,175 144,489 153,242 Exchange differences on cash and cash equivalents in foreign currencies ($4,401) $1,807 $185 93 (416) Total cash * (Ending Bal.) 188,043 123,175 144,489 153,242 147,425 Free cash flow1 (69,872) 33,646 85,008 33,083 14,254 Free cash flow is defined as ‘Cash Flow From Operating Activities’ less ‘Payments for Capital Expenditure’

Working capital and cash evolution ($m) Working capital trends ($m) Cash trends ($m) Working capital increase driven by a reduction in accounts payable and the strengthening of the Euro 579 474 348 321 354 579 474 348 321 354 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 188 123 144 153 147 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20

Debt Evolution ($m) Gross and net debt evolution ($m) The decrease in Q3-20 gross debt is due to the $16.4 million coupon payment and $7.8 million ABL paydown, partially offset by $8.2 million bond interest accrued and $5 million from a loans supported by the French and Canadian governments 556 481 443 451 442 377 358 299 298 295 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 Gross Debt Net Debt

Financing update COVID-19 related government funding French government (BPI) granted Ferroglobe France €4.3 million as COVID-19 related financial assistance Canadian government, through Investissment Quebec, granted Quebec Silicon LP CAD$7 million for capex Successful refinancing of existing A/R program progressing (closed October 2, 2020) More favourable terms and lower cost Release of cash at closing ($19.7 million)

III. Update on strategic plan

Update on the strategic plan Transformation journey underway — significant moment across all value creation levers Rollout throughout the organization with 80+ cross-functional teams Reaffirmation of financial targets with potential for upside

Q&A

IV. Appendix — Supplemental information

Quarterly trend – revenue contribution per family of products ($m) Quarterly trend – adjusted EBITDA ($m) Quarter sales and adjusted EBITDA ($m) Note: The amounts for prior periods have been restated to show the results of the Company’s Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations and therefore these results are also excluded from adjusted EBITDA ($'000) Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 Silicon metal 147 125 131 137 118 106 115 Silicon-based alloys 137 125 104 92 90 61 65 Manganese-based alloys 122 118 107 100 72 60 55 Other Business 41 41 39 48 31 23 28 Total Revenue 447 409 381 377 311 250 263 3.3 5.0 (7.2) (30.4) (17.6) 22.4 22.2 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20

Gross debt at September 30, 2020 Notes: 1. The Company adopted IFRS 16 with effect from January 1, 2019, resulting in the recognition of liabilities for operating leases. Operating leases are excluded from the Company’s presentation of gross debt consistent with the balance sheet prior to IFRS 16 2. A/R securitization special purpose entity consolidated at Sep. 30, 2020, Jun. 30, 2020, Mar. 31, 2020, and Dec. 31, 2019, resulting in on balance sheet bank borrowings of $59 million, $58 million, $75 million and $100 million respectively. To present gross debt on a consistent basis with prior periods these bank borrowings are excluded Asset-Based loan stated net of unamortised debt issuance costs of $4.2 million Other bank loans includes COVID-19 funding received in France with a supported guarantee from the French Government Other government loans includes COVID-19 funding received in Canada from the Government for $3.0 million (first trance of CAD$7 million loan) ('$000) Current Non-current Total balance sheet Less operating leases Less AR securitization debt Gross debt Bank borrowings 59,318 31,958 91,276 - (58,971) 32,305 Lease liabilities 7,960 12,655 20,615 (19,838) - 777 Debt instruments 2,697 345,941 348,638 - - 348,638 Other financial liabilities 28,016 32,554 60,570 - - 60,570 Total 97,991 423,108 521,099 (19,838) (58,971) 442,290 ($’000) Gross debt Bank borrowings: 32,305 Asset-Based RCF (3) 26,924 Trade letters of credit Other bank loans (4) 5,381 Lease liabilities: 777 Hydro leases - Other finance leases 777 Debt instruments: 348,638 Principal Senior Notes 350,000 Debt issuance cost (4,059) Accrued coupon interest 2,697 Other financial liabilities: 60,570 Reindus loan 56,059 Cross currency swap - Other government loans (5) 4,511 Total 442,290

Advancing Materials Innovation NASDAQ: GSM Third Quarter 2020